WINROCK INTERNATIONAL, INC.

c/o William Tay, President

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/fax: (917) 591-2648

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

January 15, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share (“Common Stock”), of Winrock International, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited. You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

On January 11, 2010, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with US Salt Mining International, Corp., a Delaware corporation (“USSM”), pursuant to which USSM would purchase 31,026,600 shares of Common Stock for an aggregate purchase price equal to $59,990 (the “Sale of Stock”), which would result in a change in control of the Company (the “Change in Control”). Concurrently with the Sale of Stock, we have entered into a Redemption Agreement (the “Redemption Agreement”) with William Tay, our sole officer, director and stockholder, pursuant to which we would purchase 31,026,600 of his 31,340,000 shares of Common Stock for an aggregate purchase price equal to $59,990 (the “Redemption”).

We believe the anticipated Sale of Stock and Redemption, when consummated, will constitute the Change in Control. Additionally, in connection with the Change in Control, under the proposed terms of the Purchase Agreement we would experience a change in a majority of our Board of Directors.

There is no assurance that the Change in Control will occur, or that the anticipated terms of the Change in Control described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Change in Control and contains certain biographical and other information concerning our executive officers and directors after completion of the Change in Control. The terms of the Change in Control and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. In the event that we consummate the Change in Control, we expect to file a Current Report on Form 8-K. The description of the Change in Control and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the U.S. Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Change in Control, its anticipated terms and anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Change in Control not to be consummated or may cause the actual terms, consequences of the Change in Control and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, our inability to perform our closing obligations with respect to the Change in Control, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, the Risk Factors set forth in our Form 10 registration statement filed with the SEC on June 3, 2009 which are incorporated herein by reference, and similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Sale of Stock. Accordingly, the closing of the Sale of Stock and the resulting change in a majority of the Company’s directors will not occur until at least ten days following the delivery of this Information Statement. This Information Statement will be first delivered to the Company’s sole stockholder of record on or about January 15, 2010.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

We have entered into a Purchase Agreement with USSM, pursuant to which USSM would purchase 31,026,600 shares of Common Stock for an aggregate purchase price equal to $59,990 (the “Sale of Stock”).

Concurrently with the Sale of Stock, we anticipate entering into the Redemption Agreement with William Tay, our sole officer, director and stockholder, pursuant to which we would purchase 31,026,600 of his 31,340,000 shares of Common Stock for an aggregate purchase price equal to $59,990 (the “Redemption”).

As a requirement of the contemplated Sale of Stock, we anticipate that immediately prior to the consummation thereof, our Board of Directors would consist of one member, who would be appointed by USSM, and William Tay, currently our sole director, would resign from our Board of Directors. This would result in a change in a majority of our Board of Directors. Additionally, William Tay would resign from his position as President, Secretary and Treasurer of the Company.

VOTING SECURITIES

As of January 15, 2010, we had 31,340,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of January 15, 2010

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.

The following information is presented as of January 15, 2010.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class (1)
William Tay 2000 Hamilton Street, #943 Philadelphia, PA 19130	Common Stock	31,340,000	100%
All directors and executive officers as a group (1 person)	Common Stock	31,340,000	100%

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(1) Based upon 31,340,000 shares of Common Stock issued and outstanding as of January 15, 2010.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the anticipated beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Exchange Act) of our Common Stock by (i) each person who is anticipated by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our anticipated executive officers and directors as a group.

The following information is presented on a forward-looking basis assuming the consummation of the Change in Control on the terms currently anticipated.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned	Anticipated Percent of Class (1)
Anticipated 5% or Greater Stockholders:
US Salt Mining International, Corp. (2) 16192 Coastal Highway Lewes, DE 19958	Common Stock	31,026,600	99%

Anticipated Directors and Named Executive Officers:
Margaret Monroe (3) c/o US Salt Mining International, Corp. 16192 Coastal Highway Lewes, DE 19958	Common Stock	0	0%

All anticipated directors and executive officers as a group (1 person):	Common Stock	0	0%

(1) Based upon 31,340,000 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Change in Control.

(2) US Salt Mining International, Corp., a Delaware corporation, has investment and voting control over the shares anticipated to be owned by USSM, and therefore may be deemed to be a beneficial owner thereof.

(3) It is anticipated that Margaret Monroe will serve as the Company’s President, Secretary and sole director.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Company during the past five years.

Current Directors and Executive Officers

The following table sets forth the respective name and positions of our current sole director and executive officer. The sole director and officer identified below would resign immediately prior to the consummation of the Sale of Stock and be replaced by the person set forth in the Section entitled New Directors and Executive Officers.

Name	Position(s)
William Tay	President, Secretary Treasurer and Director

William Tay. Mr. Tay has served as an officer and director of the Company since its formation on February 9, 2009. Mr. Tay is the president and director of TBM Investments, Inc., a private company he founded to manage his own investments. For the past five years, Mr. Tay has been a business consultant, specializing in corporate and securities consulting services for small to medium sized entrepreneurial companies. Mr. Tay has held directorships in the following publicly traded companies: Legend International Holdings, Inc. (OTC-BB: LGDI) from November 2003 to November 2004, Playlogic Entertainment, Inc. (OTC-BB: PLGC) from May 2001 to June 2004, and Global Energy Group, Inc. (OTC: GENG) from October 1999 to August 2001.

New Directors and Executive Officers

Prior to the consummation of the Sale of Stock, we would make the following changes to our Board of Directors and executive officers:

●	We would increase the size of our Board of Directors from one to two, and the current sole director would elect Margaret Monroe to fill the resulting vacancy;

●	Immediately after the election of Margaret Monroe, William Tay would resign from the Board of Directors and resign as President, Secretary and Treasurer of the Company; and

●	Our Board of Directors would appoint Margaret Monroe as President, Secretary and Treasurer of the Company.

The following table sets forth the respective name and positions of our anticipated director and executive officer on a forward-looking basis assuming the Change in Control is consummated. The term of the director listed below would run until our annual meeting of stockholders in 2010.

Name	Anticipated Position(s)
Margaret Monroe	President, Secretary, Treasurer and Director

Margaret Monroe. Margaret Monroe is expected to serve as our President, Secretary, Treasurer and sole Director Mrs. Monroe is currently the President of U.S. Salt Mining International, Corp., of Saline, TX. U.S. Salt is a privately owned corporation and is the exclusive marketing, distribution and mining Company of the Monroe Salt Mine located at the Grand Saline Salt Dome in Grand Saline, TX.

Significant Employees

The Company has no significant employees.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only limited resources. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. We anticipate the current circumstances to remain after we consummate the Change in Control. However, in the future, upon the closing of a reverse merger or other business combination, we anticipate that our Board of Directors will ultimately form standing audit, nominating and compensation committees.

Communication with our Director

Stockholders or other interested parties may communicate with our director by sending mail to William Tay, President, 2000 Hamilton Street, #943, Philadelphia, PA 19130, or via email at wtay@56k.net.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, we did not hold any meetings of the Board of Directors.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s fiscal year ending December 31, 2009, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

EXECUTIVE COMPENSATION

Compensation of Company’s Current Executive Officer

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the most recently completed year by our President and our other most highly compensated executive officers whose salary and bonus during the year ending December 31, 2009 exceeded $100,000.

		Annual Compensation		Long-Term Compensation Awards Securities Underlying Options	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

William Tay President, Secretary and Treasurer	2009	$0	$0	0	$0

Option Grants in Last Fiscal Year

None

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

None.

Employment Contracts

The Company is not a party to any employment agreements.

Compensation of Company’s Nominated Executive Officers

Summary Compensation

In connection with the consummation of the Change in Control, we anticipate that Margaret Monroe would become the sole executive officer of the Company. We anticipate that Mrs. Monroe would not earn any compensation.

Option Grants in Last Fiscal Year

None.

Aggregate Option Exercises and Option Ownership in Last Fiscal Year

None.

Employment Contracts

The Company does not intend to enter into an employment agreement with Margaret Monroe.

Stock Option Plan

The Company does not currently have a stock option plan and has no intention at this time or after the consummation of the Change in Control to adopt one.

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay directors’ expenses in attending board meetings. Upon consummation of the Change in Control, the Company intends to continue with this policy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company utilizes the office space and equipment of its sole stockholder at no cost. Management estimates such amounts to be immaterial.

/s/ William Tay, Director

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By Order of the Board of Directors

January 15, 2010